May 10, 2019

John Sznewajs
Chief Financial Officer
MASCO CORP /DE/
17450 College Parkway
Livonia, MI 48152

       Re: MASCO CORP /DE/
           Form 10-K for Fiscal Year Ended December 31, 2018
           Filed February 7, 2019
           File No. 001-05794
           Response Letter Filed May 8, 2019

Dear Mr. Sznewajs:

       We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Cash Flows, page 22

1. We have reviewed your response to our prior comment. Please address the following:

          Tell us the dollar amount of accounts payable that were settled via your supply chain finance program for each year from 2012 to 2018.
          Tell us the balance of your accounts payable that represents amounts due to participating financial institutions under your supply chain finance programs as of each year from 2012 to 2018.
          Provide us an analysis to support your conclusion that amounts settled under your supply chain finance program are accounts payable rather than bank financing. Your
 John Sznewajs
MASCO CORP /DE/
May 10, 2019
Page 2
             analysis should also address the classification of your payments made to the participating financial institutions as well as related disclosure of non-cash financing activities required by ASC 230-10-50-3.
             You state in your response that the payment terms to the participating financial institution are the same as if you paid the supplier directly. Please tell us the terms of your supply chain finance arrangements with the participating financial institutions as well as the payment terms with your vendors.
             You also state in your response that the program improved your accounts payable days. Please explain how the supply chain finance program increased your accounts payable days outstanding.
             Tell us the extent to which the continued improvement to your accounts payable days, and related liquidity, are expected to continue as well as the factors, such as changes in interest rates, that may limit the availability of your supply chain finance programs.
             To the extent material, expand your management's discussion and analysis to address the impact the supply chain finance program has had on your liquidity and whether or not that impact is expected to continue.
             Please ensure you have filed as exhibits, all agreements relating to your supply chain finance program.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Kevin Stertzel, Senior Staff Accountant at (202) 551-3723 or W. John
Cash, Branch Chief at (202) 551-3768 with any questions.



                                                                Sincerely,
FirstName LastNameJohn Sznewajs
                                                                Division of
Corporation Finance
Comapany NameMASCO CORP /DE/
                                                                Office of
Manufacturing and
May 10, 2019 Page 2                                             Construction
FirstName LastName